SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                               DATALINK.NET, INC.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    23804A206
                                    ---------
                                 (CUSIP Number)

                               September 22, 2000
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [_]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [_]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G

CUSIP No. 23804A206                                           Page 2 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON PARTNERS I, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
                                                  0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                        806,000
    Each
Reporting                   7             Sole Dispositive
    Person                                        0
    With
                            8             Shared Dispositive Power
                                                  806,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  806,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                  [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.70%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 23804A206                                           Page 3 of 10 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          806,000
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With
                            8             Shared Dispositive Power
                                                    806,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                    806,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.70%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages


Item 1(a)         Name of Issuer:

                  Datalink.net, Inc . (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1735 Technology Drive, Suite 790, San Jose, California 95110.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Brown Simpson Partners I, Ltd., a Cayman Islands corporation ("Brown Simpson Partners I") and

                  ii) Brown Simpson Asset Management, LLC, a New York limited liability company ("Brown Simpson Asset Management").

                  Brown Simpson Asset Management serves as the investment manager to Brown Simpson Partners I pursuant to an investment management contract. Each of Mitchell D. Kaye, James R. Simpson, Evan M. Levine and Matthew
C. Brown holds a 23.75% interest and Peter D. Greene holds a 5% interest in Brown Simpson Asset Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address and principal business office of Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address and principal business of Brown Simpson Partners I is Walkers Attorneys-at-Law, P.O. Box 265 GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

                  i)     Brown   Simpson   Partners   I  is  a  Cayman   Islands
                         corporation and

                  ii) Brown Simpson Asset Management is a New York limited liability company.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par share (the "Shares").

Item 2(e)         CUSIP Number:

                  23804A206

                                                              Page 5 of 10 Pages



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 28, 2000, each of the Reporting Persons may be deemed the beneficial owner of the 806,000 Shares held for the account of Brown Simpson Partners I.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 5.70% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

        Brown Simpson Partners I
        ------------------------

        (i) Sole power to vote or to direct the vote:                          0

        (ii) Shared power to vote or to direct the vote:                 806,000

        (iii) Sole power to dispose or to direct the disposition of:           0

        (iv) Shared power to dispose or to direct the disposition of:    806,000


        Brown Simpson Asset Management
        ------------------------------

        (i) Sole power to vote or to direct the vote:                          0

        (ii) Shared power to vote or to direct the vote:                 806,000

        (iii) Sole power to dispose or to direct the disposition of:           0

        (iv) Shared power to dispose or to direct the disposition of:    806,000

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  The shareholders of Brown Simpson Partners I have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by Brown Simpson Partners I in accordance with their ownership interests in Brown Simpson Partners I.

                                                              Page 6 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 7 of 10 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2000               BROWN SIMPSON PARTNERS I, LTD.

                                        By:     /S/ PETER D. GREENE
                                                -------------------------------
                                                Peter D. Greene
                                                Attorney-in-Fact


Date:  September 28, 2000               BROWN SIMPSON ASSET MANAGEMENT, LLC

                                        By:     /S/ PETER D. GREENE
                                                -------------------------------
                                                Peter D. Greene
                                                Managing Principal

                                                              Page 8 of 10 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint Filing  Agreement,  dated as of September 28, 2000, by and between Brown Simpson Partners I, Ltd. and Brown Simpson
          Asset Management, LLC.......................................     9

B.        Power of  Attorney,  dated as of April 4,  2000,  granted by
          Brown Simpson Partners I, Ltd. in favor of Matthew C. Brown,
          Peter D. Greene,  Mitchell D. Kaye, Evan M. Levine and James
          R. Simpson..................................................     10